Primary Business Name: BIDS TRADING L.P.   BD Number: 141296

BD - AMENDMENT

~~10/19/2021~~01/12/2022

BD - DIRECT OWNERS/EXECUTIVE OFFICERS

Are there any indirect owners of the *applicant* required to be reported on Schedule B?

Yes   No

Ownership Codes: NA - less than 5%   B - 10% but less than 25% D - 50% but less than 75% A - 5% but less than 10% C - 25% but less than 50% E - 75% or more

Full Legal Name	DE/FE/I	Title or Status	Date Acquired	Own. Code	Control Person	PR	CRD # (or S.S.No., IRS Tax #, Emp. ID)
BIDS HOLDINGS GP LLC	DE	GENERAL PARTNER	06/2006	NA	Y	N	20-5087280
BIDS HOLDINGS L.P.	DE	SOLE LIMITED PARTNER	06/2006	E	Y	N	20-5087370
LAZO, THEODORE RICHARD	I	CHIEF LEGAL ~~OFFICER & CHIEF COMPLIANCE~~ OFFICER	01/2020	NA	N	N	7215911
LEE, JAMES A	I	ACTING PRESIDENT AND PRODUCT MANAGER/COO	10/2021	NA	~~N~~Y	N	5185439
~~SHAY~~SMITH, ~~MARYBETH~~BRIAN	I	~~VICE PRESIDENT, SALES & MARKETING~~CHIEF COMPLIANCE OFFICER	~~10~~11/~~2007~~2021	NA	~~Y~~N	N	~~2040245~~2866603
TEUFEL, FREDERICK	I	PRINCIPAL FINANCIAL OFFICER	06/2021	NA	N	N	2092408

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Original filename: Form BD - Schedule A - 10-19-2021.pdf	
Modified filename: Form BD - Schedule A - 01-12-2022.pdf	
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